UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CROWN OIL AND GAS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

228432 209
(CUSIP Number)

copy to:

Crown Oil and Gas Inc.
℅ John Hiner
400 - 225 West Magnolia Street
Bellingham, Washington 98225
(360) 392-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228432 209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vladimir Alexeevitch Bogomolov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Other
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 4,500,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.35% based on 36,422,800 million shares of common stock issued and outstanding as of April 16, 2009
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement relates to shares in the common stock of the Issuer. The principal executive offices of the Issuer are located at 400 – 225 West Magnolia Street, Bellingham, Washington 98225, USA.

Item 2. Identity and Background

(a)	Vladimir Alexeevitch Bogomolov.

(b)	Mr. Bogomolov is a resident of the Russian Federation with an address at Prospekt Mira, 184, building 2, appt 437, Moscow, Russian Federation, 129301.

(c)	Mr. Bogomolov is a Honorary Chairman of RosEuroNeft LLC, an oil exploration company with address at Flotskaya, 5, building A, Moscow, Russian Federation, 125493.

(d)	Mr. Bogomolov has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Mr. Bogomolov has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bogomolov is a citizen of the Russian Federation.

Item 3. Source and Amount of Funds or Other Considerations

On April 16, 2009, Mr. Bogomolov acquired beneficial ownership of 4,500,000 shares in the common stock of the Issuer. The transaction was effected pursuant to a share purchase agreement dated effective March 20, 2009 among the Issuer, Langford Worldwide Corp. and Boshoff Holdings Ltd. in respect of the purchase and sale on April 16, 2009, by Boshoff to the Issuer of all of the issued and outstanding shares in the capital of Langford. The 4,500,000 common shares of the Issuer that Mr. Bogomolov is the beneficial owner of, were issued to Boshoff in partial payment of the purchase price of the Langford shares. No funds were used by Mr. Bogomolov to acquire the Issuer’s common shares referred to in this Item. Boshoff is a wholly-owned subsidiary of a corporate trustee that holds 90% of the issued and outstanding shares in the capital of Boshoff in trust for Mr. Bogomolov.

Item 4. Purpose of Transaction

Mr. Bogomolov acquisition of the Issuer’s common stock, pursuant to the transaction described above in Item 3, was effected for investment purchases.

Depending on market conditions and other factors, Mr. Bogomolov may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Bogomolov also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Bogomolov does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of April 16, 2009, the aggregate number and percentage of shares of the common stock of the Issuer beneficially owned by Mr. Bogomolov is 4,500,000 shares, or approximately 12.35% of the Issuer.

(b)	Mr. Bogomolov has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,500,000 shares of the common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Bogomolov has not effected any transaction in the shares of the common stock of the Issuer in the past sixty days.

(d)	N/A.

(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Bogomolov and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

10.1	Share Purchase Agreement dated effective March 20, 2009, among the Issuer, Langford Worldwide Corp. and Boshoff Holdings Ltd.

[Remainder of page intentionally left blank; signature page to follow.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2009
Dated

/s/ Vladimir Alexeevitch Bogomolov
Signature

Vladimir Alexeevitch Bogomolov
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).